Exhibit 99.2

FAX (303) 623-4258

621 SEVENTEENTH STREET SUITE 1550 DENVER, COLORADO 80293 TELEPHONE (303) 623-9147

July 17, 2011

Magellan Petroleum Corp.

7 Custom House Street, 3rd Floor

Portland, ME 04101

Gentlemen:

At your request, Ryder Scott Company (Ryder Scott) has prepared an estimate of the proved and probable reserves, future production, and income attributable to certain leasehold interests. The subject properties are located in the country of Australia. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on July 17, 2011 and presented herein, was prepared for public disclosure by Magellan Petroleum Corp. in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The properties evaluated by Ryder Scott represent 100 percent of the total net proved and probable liquid hydrocarbon reserves and 100 percent of the total net proved and probable gas reserves of Magellan Petroleum Australia Limited, a wholly owned subsidiary of Magellan Petroleum Corp as of June 30, 2011.

The estimated reserves and future net income amounts presented in this report, as of June 30, 2011 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Leasehold Interests of

Magellan Petroleum Corp.

As of June 30, 2011

	Proved
	Developed	Total
	Producing	Proved
Net Remaining Reserves
Oil/Condensate – Barrels	0	0
Gas — MMCF	430	430

Income Data
Future Gross Revenue	$804,101	$804,101
Deductions	531,785	531,785

Future Net Income (FNI)	$272,316	$272,316

Discounted FNI @ 10%	$264,023	$264,023

Magellan Petroleum Corp.

July 17, 2011

	Probable
	Developed			Total
	Producing	Non-Producing	Undeveloped	Probable
Net Remaining Reserves
Oil/Condensate – Barrels	575,233	0	666,400	1,241,633
Gas — MMCF	16,108	3,628	0	19,736
Income Data
Future Gross Revenue	$129,904,640	$16,473,315	$55,945,842	$202,323,797
Deductions	62,497,853	6,801,529	28,536,708	97,836,090

Future Net Income (FNI)	$67,406,787	$9,671,786	$27,409,134	$104,487,707

Discounted FNI @ 10%	$33,389,488	$3,763,015	$11,805,791	$48,958,294

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package PHDWin Petroleum Economic Evaluation Software, a copyrighted program of TRC Consultants L.C. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The future gross revenue is after the deduction of royalties, which are treated as a production tax since they are based on the well head value of the royalty and the royalty owners have no right to take the royalty in-kind. The deductions incorporate the normal direct costs of operating the wells, recompletion costs and development costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.

Gas reserves account for 100 percent of total future gross revenue from proved reserves. Liquid hydrocarbon reserves account for approximately 53 percent and gas reserves account for the remaining 47 percent of total future gross revenue from probable reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

	Discounted Future Net Income As of June 30, 2011
Discount Rate Percent	Total Proved	Total Probable

5	$268,121	$71,107,431
8	$265,650	$56,769,286
12	$262,410	$42,284,883
15	$260,019	$34,021,192

Magellan Petroleum Corp.

July 17, 2011

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved and probable reserves included herein conform to the definitions as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various reserve status categories are defined under the attachment entitled “Petroleum Reserves Definitions” in this report. The probable developed non-producing reserves included herein consist of the shut in category. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved and probable gas volumes included herein do not attribute gas consumed in operations as reserves.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable or possible reserves to denote progressively increasing uncertainty in their recoverability. At Magellan Petroleum Corp.’s request, this report addresses the proved and probable reserves attributable to the properties evaluated herein.

Proved gas reserves are those quantities of gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a “high degree of confidence that the quantities will be recovered.” Probable reserves are “those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.”

The reserves included herein were estimated using deterministic methods. Under the deterministic approach, discrete quantities of reserves are estimated and assigned separately as proved or probable based on their individual level of uncertainty. Because of the differences in uncertainty, caution should be exercised when aggregating quantities of oil and gas from different reserves categories. Furthermore, the reserves and income quantities attributable to the different reserve categories that are included herein have not been adjusted to reflect these varying degrees of risk associated with them and thus are not comparable.

Reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved and probable reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved and probable reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

Magellan Petroleum Corp.

July 17, 2011

The proved reserves reported herein are limited to the period prior to expiration of current gas sales contracts. The probable reserves were limited to the contract provisions being proposed in term sheets currently being negotiated with gas purchasers.

This report includes certain volumes of proved and probable reserves attributable to royalties owed to the host government that are treated as taxes to be paid in cash.

Magellan Petroleum Australia Limited’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved and probable reserves actually recovered and amounts of proved and probable income actually received to differ from the estimated quantities.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Magellan Petroleum Corp. owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved and/or probable that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” The SEC states that “probable reserves are

Magellan Petroleum Corp.

July 17, 2011

those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved and probable reserves for the properties included herein were estimated by performance methods and analogy. Approximately 100 percent of the proved and 100 percent of the probable producing reserves attributable to producing wells and/or reservoirs were estimated by performance methods. The performance method utilized was decline curve analysis which utilized extrapolations of historical production data available through April, 2011. The data utilized in this analysis were furnished to Ryder Scott by Magellan Petroleum Australia Limited and were considered sufficient for the purpose thereof.

Approximately 100 percent of the probable developed non-producing reserves included herein were also estimated by the performance method and 100 percent of the probable undeveloped reserves were estimated by analogy. The data utilized from the analogue wells were considered sufficient for the purpose thereof.

To estimate economically recoverable proved and probable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved and probable reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Magellan Petroleum Australia Limited has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved and probable production and income, we have relied upon data furnished by Magellan Petroleum Australia Limited with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Magellan Petroleum Australia Limited. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved and probable reserves included herein were determined in conformance with the United States Securities

Magellan Petroleum Corp.

July 17, 2011

and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved and probable reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Magellan Petroleum Australia Limited. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

Magellan Petroleum Australia Limited furnished us with the above mentioned average prices in effect on June 30, 2011. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used for the geographic area included in the report. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements. For the probable gas reserves the price the gas price utilized was the volume weighted annual price based on the contract prices contained in the latest available term sheets.

The product prices which were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report were estimated by us based on information furnished by Magellan Petroleum Australia Limited.

Magellan Petroleum Corp.

July 17, 2011

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the total future gross revenue before any deductions and the total net reserves by reserve category for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report.

Geographic Area	Product	Price Reference	Avg Benchmark Prices	Avg Proved Realized Prices	Avg Probable Realized Prices
Australia	Oil/Condensate	WTI Cushing	$90.09/Bbl		$97.69/Bbl
	Gas	Contract Prices		$2.26/MCF	$5.46/MCF

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report are based on the operating expense reports of Magellan Petroleum Australia Limited and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. The operating costs used in the preparation of this report were estimated by us based on information furnished by Magellan Petroleum Australia Limited. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by Magellan Petroleum Australia Limited and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. Magellan Petroleum Australia Limited provided abandonment costs net of salvage. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for Magellan Petroleum Australia Limited’s estimate.

The probable developed non-producing and undeveloped reserves in this report have been incorporated herein in accordance with Magellan Petroleum Australia Limited’s plans to develop these reserves as of June 30, 2011. The implementation of Magellan Petroleum Australia Limited’s development plans as presented to us and incorporated herein is subject to the approval process adopted by Magellan Petroleum Australia Limited’s management. As the result of our inquiries during the course of preparing this report, Magellan Petroleum Australia Limited has informed us that the development activities included herein have been subjected to and received the internal approvals required by Magellan Petroleum Australia Limited’s management at the appropriate local, regional

Magellan Petroleum Corp.

July 17, 2011

and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Magellan Petroleum Australia Limited. Additionally, Magellan Petroleum Australia Limited has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.

Current costs used by Magellan Petroleum Australia Limited were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Magellan Petroleum Corp. Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Magellan Petroleum Corp.

We have provided Magellan Petroleum Corp. with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Magellan Petroleum Corp. and the original signed report letter, the original signed report letter shall control and supersede the digital version.

Magellan Petroleum Corp.

July 17, 2011

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours, RYDER SCOTT COMPANY, L.P. TBPE Firm Registration No. F-1580

/s/ Larry T. Nelms
Larry T. Nelms, P.E. Managing Senior Vice President [SEAL]

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Larry Thomas Nelms is the primary technical person responsible for the estimate of the reserves, future production and income.

Nelms, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1983, is a Managing Senior Vice President and also serves as a member of the Board of Directors, responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Nelms served in a number of engineering positions with Dome Petroleum, Mizel Petro Resources and Exxon. For more information regarding Mr. Nelms’ geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Nelms earned a Bachelor of Science degree in Mechanical Engineering from Mississippi State University in 1963 and a Master of Science from the University of New Mexico in 1965, and he is a registered Professional Engineer in the State of Colorado. He is also a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, where he serves as chairman of the Denver Section and also served for three years on the board of directors.

As part of his 2009 continuing education hours, Nelms attended an internally presented 16 hours of formalized training as well as the day long 2009 RSC Reserves Conference forum, and a presentation at the Denver Section of SPEE by Dr. John Lee relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Nelms serves as the instructor of the PetroSkills course entitled “Oil & Gas Reserve Evaluation” for a period of four years.

Based on his educational background, professional training and more than 25 years of practical experience in the estimation and evaluation of petroleum reserves, Nelms has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS